EXHIBIT 4(iii)

INVESTMENT AGREEMENT
REGARDING THE ACQUISITION
OF A MAJORITY OF THE SHARES IN STELLACURE GMBH

Investment Agreement

between

1.
stellacure GmbH, a German limited liability company with its principal place of business located at Falkenried 88, 20251 Hamburg, Germany and registered with the Commercial Register of the Lower Court (Amtsgericht) at Hamburg under HRB 92136 (stellacure or Company)

and
2.	Susanne Knigge, Neue Rabenstraße 3, 20354 Hamburg, Germany
3.	SESAM Beteiligungs- und Finanzberatungsgesellschaft mbH, Alstertor 15, 20095 Hamburg, Germany
4.	Prof. Dr. med. Heinrich M. Schulte, Heilwigstraße 89, 20249 Hamburg, Germany
5.	Spera GmbH, Eichengrund 11, 22589 Hamburg, Germany
6.	DRK-Blutspendedienst Baden-Württemberg – Hessen gGmbH, Exerzierplatz 2, 68167 Mannheim, Germany (DRK-BSD)
7.	Raimund Schütze, Lange Straße 8 a, 82327 Tutzing, Germany
8	Dr. Karin Schütze, Lange Straße 8 a, 82327 Tutzing. Germany
9.	EF (Luxembourg) S.à.r.l., 48 rue de Bragance, 1255 Luxembourg, Luxembourg
10.	Dr. Gert Zoulek, Aptdo 299, 8401-904 Lagoa, Portugal
11.	Prof. Dr. med. Michael Ludwig, Dornstücken 12 a, 22607 Hamburg, Germany
12.	Prof. Dr. Carsten Claussen, Buchenhof 7, 22605 Hamburg, Germany
and

13.	Cord Blood America, Inc., a Florida corporation, with its principal place of business located at 1857 Helm Drive, Las Vegas, NV 89119, USA ( CBAI)

The parties 2. through 12. are hereinafter collectively referred to as the Existing Shareholders.
The Company, the Existing Shareholders and CBAI are hereinafter collectively referred to as the Parties, and each of them as a Party.

list of definitions

Capital Reserves Payment shall mean in the case of CBAI, 362,288.00 EUR; and in the case of DRK-BSD, 40,799.00 EUR, which amounts are in addition to the nominal value of the Series B Shares subscribed by CBAI and DRK-BSD and which shall be made to the capital reserves of the Company, as described in Section 3.1 hereof.

Bank Working Days shall mean days on which banks are opened in Frankfurt on the Main, Germany.

Business Days shall mean working days from Monday to Friday in Hamburg, Germany.

Existing Shareholders shall mean those parties listed in numbers  2 through 12 above as Parties to this Agreement.

Investment Amount shall mean the combined nominal value and Capital Reserves Payments to be paid by CBAI and DRK-BSD respectively for each ones Series BShares, excluding any deductions made under Section 14.2 hereof.

Series B Shares shall mean those shares subscribed to hereunder by CBAI and DRK-BSD and to which are accorded all the preferential rights described in Section 2.2 hereof.

Signing Date shall mean the date on which all Parties or their authorized Representatives sign this Agreement before the notary and on which this Agreement and all related agreements are notarized.

Loan Agreement shall mean that certain agreement between CBAI and the Company dated December 30, 2009, granting a loan of 200,000 EUR to the Company from the Debt Line described in Section 6 hereof, a copy of which is attached in Annex 1.3 hereto.

Revised Articles of Organization shall mean the Company Articles of Organization, revised and adopted by resolution by the Existing Shareholders so as to carry out the capital increase and Series B Share subscription by CBAI and DRK-BSD provided for herein, which will be signed and notarized on the same date as this Agreement, a true copy of which is attached as Annex 5.1 hereto.

Shareholder Agreement shall mean that certain agreement between the Existing Shareholders and the Company governing the legal relationship amongst the Parties listed in numbers 2 through 13 above as shareholders of the Company and the legal relationship between these shareholders and the Company, which will be signed and notarized on the same date as this Agreement, a true copy of which is attached as Annex 5.2 hereto.

Prezmble

(A)     WHEREAS, stellacure GmbH (“stellacure” or “Company”) is engaged in the business of collecting, processing and storing cord blood samples as a private blood bank for use in current or future medical therapies in Germany, Spain, and other European or Middle Eastern countries;

(B)      WHEREAS, Cord Blood America, Inc. (“CBAI”) is engaged in the business of collecting, processing and storing cord blood samples as a private blood bank for use in medical therapies in the United States;

(C)      WHEREAS, stellacure and the Existing Shareholders have determined to effect a capital increase in the Company and to approve a subscription to a majority of all shares in stellacure to CBAI in accordance with this Agreement;

(D)      WHEREAS, CBAI has decided to subscribe to such shares resulting in a majority shareholding in stellacure;

(E)      WHEREAS, stellacure and the Existing Shareholders have determined to effect an additional capital increase in the Company and to convert certain shares in stellacure held by  DRK-BSD and increase as well the shares held by DRS-BSD, approving a subscription of shares in stellacure resulting in a 10 % shareholding in the Company as provided for herein; and DRK-BSD has agreed to such increased shareholding.

NOW, THEREFORE, the Company, the Existing Shareholders and CBAI (referred to as a “Party” or “Parties”) hereby agree as follows:

Section 1

Corporate Ownership

1.1     The Company

1.1.1  The Company is a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of Germany with its place of business located at Falkenried 88, 20251 Hamburg and its registration with the Commercial Register of the Lower Court (Amtsgericht) at Hamburg under HRB 92136.

1.1.2  The registered share capital (‘Share Capital”; Stammkapital) of the Company amounts to EUR 117,650.00 as of August of 2009. The Share Capital of the Company is divided into several shares which are held by the Existing Shareholders as detailed in Annex 1.1.2.

1.2     Subsidiaries and participations of the Company

1.2.1   The Company holds no shares or interests, directly or indirectly, in any other companies, and has no affiliates or subsidiaries.

1.2.2   The Company holds, no minority participations, directly or indirectly, in any companies, firms or other business entities.

1.3     CBAI Loan

CBAI has extended a loan to the Company of EUR 200,000.00 by that certain Loan Agreement dated December 30, 2009, between CBAI and the Company.(“Loan Agreement”; Annex 1.3)

Section 2

Capital Increase, Subscription of SHARES

2.1     Capital Increase, Subscription of the Shares

2.1.1   Immediately after the signing of this Agreement by all Parties, the Existing Shareholders shall resolve in an extraordinary shareholders’ meeting of the Company to increase the Company’s Share Capital from EUR 117,650.00 by EUR 154,333.00 to EUR 271,983.00 in return for capital contributions and only to invite CBAI and DRK-BSD to subscribe to the newly issued shares Series B Shares as follows:

-           CBAI:            a share in the nominal value of EUR 138,712.00, representing a majority shareholding in the Company amounting to 51.00% of the Company’s then issued shares; and

-           DRK-BSD:    a share in the nominal value of EUR 15,621.00, amounting to 10% of the Company’s then issued shares.

The Series B Shares shall be issued for the nominal value and shall be entitled to participate in profits of the Company as from the beginning of the current fiscal year.

2.1.2   The capital contributions to the nominal value shall be paid in full by CBAI and DRK-BSD (without any deductions for bank fees) and in cash within ten Bank Working Days after subscription to the following special account for the increase of the Share Capital (Kapitalerhöhungssonderkonto) of the Company:

Bank:                                Commerzbank AG, Hamburg

Account No.:                  612 957 101

Bank sorting code:         200 400 00

IBAN:                               DE18 2004 0000 0612 9571 01

BIC/SWIFT:                    COBADEFFXXX

2.1.3   Each of the Existing Shareholders undertakes individually for himself vis-à-vis each of the other Existing Shareholders and CBAI to do or cause to be done all things necessary or appropriate for the implementation of the measures agreed in this Section 2.

In particular, each of the Existing Shareholders undertakes to participate in the extraordinary shareholders’ meeting as set forth in Section 2.1.1 above, to exercise his voting rights and other rights in such shareholders’ meeting in favor of the measures agreed in this Section 2 and – except for DRK-BSD – to waive any subscription rights to which he is or may be entitled for the subscription to the Series B Shares in favor of CBAI and DRK-BSD.

Furthermore, each of the Existing Shareholders undertakes to refrain from any actions which could prevent or make the implementation of the measures agreed in this Section 2 more difficult as well as to waive the right to raise objections to, or to challenge, the resolutions of the extraordinary shareholders’ meeting under Section 2.1.1 above.

2.1.4   CBAI and DRK-BSD hereby individually undertake vis-à-vis each of the Existing Shareholders to subscribe and to accept (übernehmen) each one’s Series B Shares immediately after the end of the extraordinary shareholders’ meeting under Section 2.1.1 above and to pay in full (without deduction for bank fees) and in cash the capital contributions in the amount of the nominal value within ten Bank Working Days after subscription to the special account for the increase of the share capital stated in Section 2.1.2 above.

2.1.5   After the subscription and acceptance (Übernahme) of the Series B Shares by CBAI and DRK-BSD, and the receipt of the total capital contributions by the Company for said Shares , the Company shall without undue delay (unverzüglich) apply for registration of the Existing Shareholders’ resolution to increase the share capital in the Commercial Register of the Company and shall take all actions and make all declarations necessary or appropriate for the increase of the share capital under Section 2.1.1 above to become effective.

2.2    Series B Shares

The Series B Shares shall be issued as “preferred” Series B Shares.

The Series B Shares will grant to CBAI and DRK-BSD preferential rights above all other shareholders of the Company.

The Series B Shares accorded to CBAI and DRK-BSD shall include the rights as determined in that certain Shareholder Agreement among the Existing Shareholders, CBAI and the Company which shall be signed and notarized on the same date as this Agreement as set forth in Section 5.2 and Annex 5.2 (hereafter “Shareholder Agreement”).  Said rights included, in particular, the right to preferred payment up to the full amount of the following Investment Amounts:

a)  for CBAI, said amount shall be 501,000.00 EUR

 and

b)  for DRK-BSD, said amount shall be 56,420.00 EUR

In the event that it is determined to sell the Company to a third party buyer or if there is an event of insolvency or liquidation of the Company as further described in the Shareholder Agreement, the rights to receive payment for CBAI’s and DRK-BSD’s Investment Amounts shall take precedence over any payment or repayment to any shareholders of Series A Shares or common shares of the Company.

If there are insufficient funds to repay the entire amount to which CBAI and DRK-BSD are entitled or any amount to which possible future owners of Series B Shares may be entitled, payments to CBAI, DRK-BSD and such other holders of Series B Shares will be made on a pro rata basis.

2.3     No Assumption of Any Existing Loans to the Company by CBAI

The subscription of the Series B Shares in the Company by CBAI shall not include any rights or obligations of any kind with respect to any existing loans or other instruments of debt extended to the Company, other than CBAI’s Loan Agreement described in Section 1.3 hereof.

Section 3

Non-Statutory Payments into the Capital Reserves

3.1     Capital Reserves Payments

Subject to Section 14.2 below, CBAI and DRK-BSD individually undertake vis-à-vis each of the Existing Shareholders and in case of DRK-BSD also vis-à-vis CBAI, but not vis-à-vis the Company, to pay, in addition to the nominal value of the Series B Shares subscribed by CBAI and DRK-BSD respectively under Section 2 above, certain amounts into the capital reserves of the Company within the meaning of § 272 subsec. 2 No. 4 of the German Commercial Code (sonstige Zuzahlung in die Kapitalrücklage gemäß § 272 Abs. 2 Nr. 4 Handelsgesetzbuch – HGB;“Capital Reserves Payments“):

-           in the case of CBAI, 362,288.00 EUR; and

-           in the case of DRK-BSD,  40,799.00 EUR

The Capital Reserves Payments shall be made in Euro and without any deductions for bank fees to the following bank account of the Company, but in the case of CBAI, less its due diligence costs of EUR 20,000 as provided for in Section 14.2 hereof to the following account of the Company.  Said Capital Reserves Payments are to be used by the Company as operating capital.

Bank:                                Commerzbank AG, Hamburg

Account No.:                  612 957 102

Bank sorting code:         200 400 00

IBAN:                               DE88 2004 000 0612 9571 02

BIC/SWIFT:                    COBADEFFXXX

3.2     Date for Capital Reserves Payments

The Capital Reserves Payments shall become due concurrently with the capital contributions in the nominal value for the Series B Shares subscribed by CBAI and DRK-BSD under Section 2 above, provided, however, that the condition precedent (aufschiebende Bedingung) of adopting the necessary resolutions of the extraordinary shareholders’ meeting of the Company under Section 2.1 above has been met.

3.3     Exercise of Shareholders’ Rights

The Existing Shareholders and CBAI undertake vis-à-vis each other, as from the signing of this Agreement up until the increase of the Share Capital under Section 2.1 above has been registered in the Commercial Register of the Company, to treat each other as if CBAI and DRK-BSD had each already acquired the Series B Shares upon subscription, to the extent legally permissible. Thus, each of the Existing Shareholders undertakes individually for himself vis-à-vis CBAI and DRK-BSD, as from the subscription of the Series B Shares, to put CBAI and DRK-BSD internally in such position as CBAI and DRK-BSD would be in, if CBAI and DRK-BSD had each acquired the financial rights (Vermögensrechte) and, to the extent legally permissible, the administrative rights (Verwaltungsrechte) under this Agreement, the Shareholder Agreement and the Articles of Organization

3.4     No Agreement in favor of Third Parties

The Parties agree that the obligations of CBAI and DRK-BSD to make the Capital Reserves Payments pursuant to this Section 3 shall exist only on the basis of a contractual agreement among CBAI and the Existing Shareholders and not vis-à-vis the Company. The Company itself shall not be a party to this Section 3 and shall not be entitled to demand the payments pursuant to this Section 3. This Section 3 shall not constitute an agreement in favor of third parties (kein Vertrag zugunsten Dritter).

Section 4

Further Undertakings and Obligations

4.1     CBAI has conducted its due diligence investigation of the Company’s operations and financial condition based on the information provided or disclosed to it by the Company, its managing directors with regard to the Company’s business, assets, contracts, books, records, and financial statements to its satisfaction;

4.2     CBAI has approved of the Company’s financial statements as of and for the periods ended December 31, 2006, 2007 and 2008, and as of December 31, 2009.

4.3     The Cooperation Agreement between stellacure and DRK-BSD, with a commencement date of January 1, 2006 (“Kooperationsvertrag”) and all related agreements thereto have been amended to provide for a definite term of five (5) years from January 1, 2010, with the option to continue on an indefinite term thereafter, and with a corresponding obligation to maintain an exclusive relationship between the contracting parties during the extended term (Annex 4.3).

Related agreements shall include, without limitation:

(a)   the Agreement on the Shared Responsibility between stellacure  and DRK-BSD regarding the production of a pharmaceutical bi-product (stem cell preparation) from the receipt, processing, cyro-preservation and storage of cord blood of January 15/20, 2006 (“Vertrag zur Aufarbeitung von Nabelschnurblut im Lohnauftrag und zur Abgrenzung der pharmazeutischen Verantwortung”), as amended;

(b)   the Agreement on the storage of cord blood stem cells in the event of stellacure’s bankruptcy with DRK, (“Vertrag ueber die Einlagerung von Nabelschnurblutstammzellen fuer den Fall der Insolvez der stellacure GmbH”), with a commencement date of July 6, 2006;

(c)   the Pricing Agreement to the Agreement on the Shared Responsibility dated January 15/20, 2006 (“ Verguetungsvereinbarung zum Vertrag zur Aufarbeitung von Nabelschnurblut im Lohnauftrag”).

4.4     The Cooperation Contract between the Company and VidaPlus Células Madre, with a commencement date of June 1, 2008, as amended, and all related agreements thereto have been amended to provide for a definite term of two (2) years from March 1, 2010, with the option to continue on an indefinite term thereafter, and with a corresponding obligation to maintain an exclusive relationship between the contracting parties during the extended term, Annex 4.4.

Related agreements include, without limitation the Contract regarding Umbilical Cord Blood Processing (Contract Production) and the Delineation of Responsibility for Pharmaceutical Processes, dated June 12, 2008.

4.5     Any regulatory or compliance requirements with regard to this transaction have been taken by the party obligated by law to so act and any notice or evidence of approval or compliance necessary to complete this transaction herein shall have been taken.

SECTION 5

CORPORATE MEASURES
5. 1    Revised Articles of Organization

In the extraordinary shareholders’ meeting according to Section 2.1 above, the Existing Shareholders shall revise the Company’s Articles of Organization (a true copy of which is set for in Annex 5.1 hereto).

5.2     Shareholder Agreement

Upon signing of this Agreement, the Parties shall enter into the Shareholder Agreement, a true copy of which is set forth in Annex 5.2  This Shareholders Agreement shall supersede any and all other existing agreements amongst the shareholder regarding the subject matter thereto.

5.3     Advisory Board

According to the Revised Articles of Organization, the Company shall have an advisory board. The Existing Shareholders undertake to vote at the extraordinary shareholders’ meeting for the newly elected board members. Two members shall be designated by CBAI, one member shall be designated by DRK-BSD, and one member shall be designated by the Existing Shareholders for a total of 4 members.  CBAI will have the right to appoint the chairman of the advisory board.

SECTION 6

CONVERTIBLE DEBT LINE

6.1     Within thirty days (30 days) of the date of Signing Date, CBAI will make available to the Company a convertible debt line, which Company may use only for operating capital.

The total amount of the convertible debt line is US $ One Million (US$ 1,000,000), and the total amount available to Company shall be this amount, reduced by the principal amount of the loan made by CBAI to the Company under the Loan Agreement, in the amount of 200,000 EUR, calculated as of the date of said loan amount was transferred to the Company’s account (hereafter “Debt Line”).

6.2     All amounts drawn down from the Debt Line shall carry interest at the rate of seven percent (7%) per annum and shall be payable by the Company to CBAI.

6.3     Upon the Signing Date, the principal amount of 200,000 EUR under the Loan Agreement, as well as any other amounts drawn on the Debt Line by Company shall have a Final Maturity Date of thirty- six (36) months from such date.

6.4     The Company may repay any part or all of the amounts drawn on the Debt Line at any time without premium or penalty.

6.5     The Company shall repay any and all amounts drawn on the Debt Line, together with all interest due as of the Final Maturity Date. Repayments or prepayments of any principal amount, and interest thereon, is payable in Euro, unless otherwise agreed by CBAI. The Company shall pay all bank fees or other charges or expenses related to the amouts drawn from or repaid to the Debt Line.

SECTION 7

PUT OPTION

7.1     All Existing Shareholders, other than DRK-BSD shall be granted an option, as of the Signing Date, to sell their shares in their entirety and jointly to CBAI at the times and in accordance with the provisions set forth in Section 5 of the Shareholder Agreement (Annex 5.2)

Section 8

COMPANY’S GUARANTIES

8.1     Form and Scope of Company’s Guaranties

The Company hereby guarantees to CBAI by way of an independent promise of guaranty pursuant to Section 311 para. 1 of the German Civil Code (selbständiges Garantieversprechen im Sinne des § 311 Abs. 1 BGB) within the scope and subject to the requirements and limitations provided in Sections 8.3 and 9 hereof or otherwise in this Agreement that the statements set forth in Section 8.2 are complete and correct as of the Signing Date.

8.2     Company’s Guaranties

8.2.1   The statements in Section 1.1 hereof regarding the Company are complete and correct. The Company has been duly established and is validly existing under the laws of Germany.

8.2.2   As of the Signing Date, no bankruptcy, insolvency or judicial composition proceedings concerning the Company have been applied for. To the  Company’s best knowledge, no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings nor do any circumstances exist according to any applicable bankruptcy or insolvency laws which would justify the avoidance of this Agreement.

8.3     Limitation on Company Guaranty

CBAI confirms that the Company is responsible only for actions and statements by its statutory representatives (vertretungsberechtigte Organe) and authorized contractual representatives (bevollmächtigte rechtsgeschäftliche Vertreter), and actions or statements by any other person including, without limitation, representatives of the Companies, shall not be attributed to the Company. Wherever this Agreement refers to the Company’s best knowledge, this shall mean only the actual knowledge of the Company’s statutory representatives (vertretungsberechtigte Organe) or authorized contractual representatives (bevollmächtigte rechtsgeschäftliche Vertreter).

Section 9

Remedies for Breach of Company’s Guaranties

9.1     General/Recoverable Damages

9.1.1   In the event of any breach or non-fulfillment by the Company of any of its guaranties pursuant to Section 8, the Company shall put CBAI into the position it would have been in had the guaranty not been breached (restitution in kind; Naturalrestitution). If the Company is unable to achieve this position within [21] days after having been notified by CBAI of the breach, CBAI may claim from the Company monetary damages (Schadenersatz in Geld), provided, however, that such damages shall only cover actual damages incurred by CBAI, and shall in particular not cover internal administration or overhead costs of CBAI, consequential damages (Folgeschäden), loss of profits (entgangener Gewinn) or any damages claimed on the basis that CBAI’s Investment Amount was calculated upon incorrect assumptions.

9.1.2   The Company shall not be liable for, and CBAI shall not be entitled to claim any damages of CBAI arising from or relating to this Agreement if and to the extent any damages of CBAI are covered by claims against third parties, including, but not limited to, through existing insurance policies. The Company shall have the burden of proving that said third parties or insurance policies relating thereto are liable for CBAI’s claims rather than the Company, provided, however, that CBAI shall be obliged to inform the Company as soon as it is aware of any possible claims against third parties.

9.2     Overall Scope of Company’s Liability

The Company’s aggregate liability under this Agreement including, but not limited to, any and all claims for breach of any of the guaranties pursuant to Section 8 shall be limited to the total amount of the Investment Amount contributed by CBAI, provided, however, that the Loan Agreement between the Company and CBAI shall remain in full force and effect. CBAI shall only be entitled to guaranty claims against the Company under section 9.1 if its claims at least amount to € 10,000.00 for each single breach of the guaranty provisions or € 50,000.00 in the aggregate.

9.3     Mitigation

Section 254 of the German Civil Code shall remain unaffected, i.e. CBAI is in particular obliged to take action, if possible, to prevent the occurrence of any damages and to limit the scope of any damages incurred.

9.4     Limitation Periods

All claims for any breach of guaranties of the Company in Section 8 above shall become time-barred (verjähren) [twelve months] after the Signing Date, except for claims based on a breach of the guaranties given under Section 8.2 which shall become time-barred two years after the Signing Date. Section 203 of the German Civil Code shall not apply.

9.5   Exclusion of Further Remedies

To the extent permitted by law, any further claims and remedies other than explicitly provided for under Section 9 hereof, irrespective of which nature, amount or legal basis, are hereby expressly waived and excluded, in particular, without limitation, claims under pre-contractual fault (Section 311 para. 2 and 3 of the German Civil Code), breach of contract (Pflichtverletzung aus dem Schuldverhältnis) and/or the right to rescind this Agreement (Rücktritt), and any liability in tort (Deliktshaftung), unless caused by fraud (Vorsatz)

Section 10

CBAI’s Representations
10.1   CBAI’s Representations

           CBAI hereby represents the following:

10.1.1 As of the Signing Date, no bankruptcy, insolvency or judicial composition proceedings concerning CBAI have been applied for.  To CBAI’s best knowledge, no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings nor do any circumstances exist according to any applicable bankruptcy or insolvency laws which would justify the avoidance of this Agreement.

10.1.2 CBAI is able to fulfill its commitment to pay the full Investment Amount for the Series B Shares to which it will subscribe.

10.1.3 CBAI is able to fulfill its commitment to Company to make available a Debt Line to Company pursuant to the provisions hereof and those of the Loan Agreement.

Section 11

Confidentiality and Press Releases

The Parties mutually undertake to keep the contents of this Agreement secret and confidential vis-à-vis any third party except to the extent that the relevant facts are publicly known or disclosure is required by law. In such case, the Parties shall inform each other prior to such disclosure and shall limit any disclosure to the minimum required by statute or the authorities. No press releases or other public announcement concerning the transactions contemplated by this Agreement shall be made by any of the Parties unless the form and text of such announcement shall first have been approved by CBAI, the Company and DRK-BSD.

Section 12

Assignment of Rights and Undertakings

This Agreement and any rights and obligations hereunder may not be assigned and transferred, in whole or in part, without the prior written consent of the other Parties hereto.

Section 13

parties’ Representatives
13.1   Appointment

Each Party hereto may appoint and authorize (bevollmächtigen) a representative  (Vertreter) to act on its  behalf for all purposes under this Agreement, under release from the restrictions of Section 181 German Civil Code and with full power to appoint substitutes and to sub-delegate, including power to authorize the person so appointed to make further appointments), including for the purposes of:

(a)	executing, amending or terminating agreement which a Party is obliged to execute and/or deliver under this Agreement;

(b)	delivering payment instructions to CBAI or DRK-BSD in connection with the payment of the Investment Amount;

(c)	accepting notices on behalf of any Party;

(d)	taking any and all actions that may be necessary or desirable, in connection with the payment of costs and expenses incurred with respect to the transaction contemplated by this Agreement;

(e)	granting any consent or approval under this Agreement;

(f)	generally taking any and all other actions and doing any and all other things provided in or contemplated by this Agreement to be performed by the Parties.

13.2   No Liability

The Parties agree that a representative shall have no liability toward the Parties under this Agreement, save in case of fraud or bad faith. In particular, a representative shall have no liability as factual representative (Sachwalter).

Section 14

Costs

14.1   Costs

Any fees, costs or related taxes for the notarization of this Agreement, the Shareholder Agreement, the Revised Articles of Organization or related shareholder resolutions shall be borne by the CBAI and the Company equally, unless otherwise agreed herein. All such fees, costs or taxes which result from compliance with other regulatory requirements, shall be borne by CBAI and the Company equally. Each Party shall bear the costs and fees of its own advisors.

14.2   Offset of  CBAI Due Diligence Expenses

CBAI shall have the right to deduct up to EUR 20,000.00 in expenses related to its due diligence investigation of the Company prior to making payment of the Capital Reserves Payment.  Said deduction will not be deemed to have reduced or otherwise affected CBAI’s total Investment Amount .

Section 15

Notices
15.1   Form of Notice

All notices or other communications hereunder shall be made  in writing in the English language and delivered by hand,  by courier,  by facsimile or by email to the person at the addresses set forth below, or such other addresses as may be designated from time to time hereafter.  Any notice given by fax or email is effective upon receipt, provided it is confirmed by mail or courier. Any notice given by mail or courier is effective five (5) business days from the date of the notice.

15.2   Addresses

Any notice to be given hereunder shall be given to the:

Company: Dr. Sven Petersen, stellacure GmbH, Falkenried 88, 20251 Hamburg, Germany, E-Mail: s.petersen@stellacure.com

CBAI: Mr. Joseph Vicente, 1857 Helm Drive, Las Vegas NV 89119 USA, E-Mail: jvicente@cordpartners.com

DRK-BSD: Mr. Manfred Stähle, DRK-Blutspendedienst Baden-Württemberg – Hessen gGmbH, Gunzenbachstraße 35, 76539 Baden-Baden, Germany, E-Mail: m.staehle-bsd@t-online.de

15.3   Notices to the Existing Shareholders

In case a notice shall be given to the Existing Shareholders, it can be sent to Company in accordance with Sections 15.1 and 15.2 above. The Company shall be obliged to immediately pass it on to the respective Existing Shareholder(s).

Section 16

General provisions

16.1   Governing Law and Dispute Resolution

16.1.2. This Agreement shall be governed by, and construed in accordance with, the laws of Germany.

16.1.3 Any dispute, controversy or claim arising from or in connection with this Agreement or its validity shall be finally settled by one arbitrator in accordance with the Arbitration Rules of the German Institution of Arbitration e.V. (DIS) without recourse to the ordinary courts of law. The place of arbitration shall be Hamburg, the language of the arbitral proceedings shall be English, provided, however, that written evidence may be submitted in either the English or German language.

16.1.4 Notwithstanding the foregoing, in the event that mandatory applicable law requires any matter arising out of or in connection with this Agreement and its execution to be decided upon by an ordinary court of law, the competent courts in Hamburg shall have the exclusive jurisdiction with regard to such matter.

16.2   Amendments

Any amendment of this Agreement shall be valid only if made in writing subsequent to the Signing Date hereof and signed by the Parties.  Where applicable law requires, an amendment may also be notarized.

16.3    Language

This Agreement is written in the English language (except that Annexes may be partly in the German language). Terms to which a German translation has been added shall be given the meanings assigned to them by the German translation.  Defined Terms used throughout this Agreement shall have the meanings given them herein.

16.4   Entire Agreement

This Agreement, together with the Annexes, constitutes the full understanding of the Parties and the complete  agreement relating to the subject matter hereof and supersedes any and all prior agreements and understandings, whether written or oral, that may exist between the Parties with respect to the subject matter of this Agreement or parts thereof.  It may be amended only by a subsequent agreement in writing, signed by the Parties, and where applicable, notarized.

16.5   Severability

Should any provision of this Agreement be or become invalid or unenforceable in whole or in part, the validity and enforceability of the remaining provisions shall not be affected thereby. Any such invalid or unenforceable provision shall be deemed replaced by such valid and enforceable provision as comes closest to the economic intent and the purpose of such invalid, or unenforceable provision as regards subject-matter, amount, time, place and extent.

This Agreement has been read aloud to the persons appearing before the notary _________________, approved by them and signed by them and the notary public as follows: